

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

January 24, 2017

<u>Via E-mail</u>
Katy Waugh
Senior Vice President & Deputy General Counsel
The Bank of Nova Scotia
44 King St. West
Scotia Plaza, 8th Floor
Toronto, Ontario
Canada M5H 1H1

> **Re:** **The Bank of Nova Scotia**
> **Registration Statement on Form F-3**
> **Filed January 18, 2017**
> **File No.333-215597**

Dear Ms. Waugh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Jason R. Lehner, Esq.